T. Rowe Price International Funds, Inc.

T. Rowe Price Emerging Markets Local Currency Bond Fund

(1)  While the fund may still take short positions in currencies, the limit providing that the fund’s overall net short positions in currencies (including the U.S. dollar) are limited to 10% of its net assets was removed.

(2)  While the fund may still take short positions in bond markets, the limit providing that the fund’s overall net short positions in bond markets are limited to 10% of its net assets was removed.

T. Rowe Price International Funds, Inc.

T. Rowe Price International Bond Fund

T. Rowe Price International Bond Fund - Advisor Class

The following operating policy was removed:

The fund does not normally commit more than 50% of its assets to cross-hedging.